ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-130051 Dated November 5, 2008

Autocallable Optimization Securities with Contingent Protection
Linked to the Financial Select Sector SPDR® Fund
Tactical Strategies for Flat or Bullish Markets
JPMorgan Chase & Co. Notes linked to the Financial Select Sector SPDR® Fund due on or about
May 13, 2010

Investment Description

Autocallable Optimization Securities with Contingent Protection linked to the Financial Select Sector SPDR® Fund, which we refer to as the “Notes,” are notes issued by JPMorgan Chase & Co. The Notes are designed for investors who want to express a neutral to bullish view of the Financial Select Sector Index (the “Underlying Index”) through an investment linked to the Financial Select Sector SPDR® Fund (the “Index Fund”). If the closing price of one share of the Index Fund on any Observation Date is at or above the Initial Share Price, the Notes will be automatically called for an annualized return of at least 26.00%. The actual annualized return upon which the returns on Call Dates are based will be determined on the Trade Date. If the Notes are not called, at maturity you will receive your principal, unless the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, in which case you will lose 1% of your principal for every 1% that the Final Share Price declines below the Initial Share Price. Investing in the Notes involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the Notes to maturity, and any payment on the Notes is subject to the creditworthiness of the Issuer.

Features

❑	Positive Call Return in Flat or Bullish Scenarios—If the closing price of one share of the Index Fund on any Observation Date is at or above the Initial Share Price, the Notes will be called and you will receive a positive return on your investment.

❑	Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is 18 months, the Notes will be called before maturity if the closing price of one share of the Index Fund on any Observation Date is at or above the Initial Share Price, and you will entitled to the applicable Call Price corresponding to that Observation Date as set forth under “Indicative Terms” in this free writing prospectus.

❑	Contingent Principal Protection—If the Notes are not called, at maturity the contingent principal protection feature protects your principal if the closing price of one share of the Index Fund doesn't close below the Trigger Price on the Final Valuation Date. If the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, your Notes will be fully exposed to any decline in the closing price of one share of the Index Fund on such Final Valuation Date, and you could lose some or all of your principal amount.

❑	Express a Neutral or Bullish View of the U.S. Financial Services Sector—The Notes are linked to the Financial Select Sector SPDR® Fund, which as of October 31, 2008 included 85 companies, with the three largest holdings being JPMorgan Chase & Co. (11.99%), Bank of America Corporation (9.56%) and Wells Fargo & Company (8.89%).

Key Dates[1]

Trade Date	November 7, 2008
Settlement Date	November 13, 2008
Final Valuation Date[2]	May 10, 2010
Maturity Date[2]	May 13, 2010
CUSIP:	46625H548
ISIN:	US46625H5485

[1]	Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-3-I.

Note Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the Financial Select Sector SPDR® Fund. Each Note is offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

Underlying Fund	Call Return	Initial Share Price	Trigger Price	CUSIP	ISIN

The Financial Select Sector SPDR® Fund	At least 26.00% p.a.	$•	$•	46625H548	US46625H5485

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated December 1, 2005, the prospectus supplement dated October 12, 2006, product supplement no. UBS-3-I dated November 5, 2008 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-3-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-3-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Us

Per Note	$10	$0.15	$9.85

Total

(1)	The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. UBS-3-I.

(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.15 per $10 principal amount Note.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.	JPMorgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term “JPMorgan Chase & Co.” Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. UBS-3-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-3-I dated November 4, 2008. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-3-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

®	Product supplement no. UBS-3-I dated November 5, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005410/e33471_424b2.pdf

®	Prospectus supplement dated October 12, 2006: http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

®	Prospectus dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this free writing prospectus, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

®	You believe the closing price of one share of the Index Fund will not be below the Trigger Price on the Final Valuation Date.

®	You are willing to expose your principal to the full downside performance of the Index Fund if the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date.

®	You believe the closing price of one share of the Index Fund will be at or above the Initial Share Price on an Observation Date, including the Final Valuation Date.

®	You believe the Index Fund will remain stable for the term of the Notes and will close at or above the Initial Share Price on the Final Valuation Date.

®	You are willing to hold Notes that will be called on any Observation Date on which the closing price of one share of the Index Fund is at or above the Initial Share Price, or you are otherwise willing and able to hold the Notes to maturity.

®	You are willing to make an investment the return of which is limited to the pre-specified returns on Call Dates based on an annualized return of at least 26.00%. The actual annualized return upon which the returns on Call Dates are based will be determined on the Trade Date.

®	You do not seek current income from this investment.

®	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

®	You are willing to invest in securities for which there may be little or no secondary market. You accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.

The Notes may not be suitable for you if, among other considerations:

®	You believe the closing price of one share of the Index Fund will be below the Trigger Price on the Final Valuation Date and that at maturity the Index Fund Return will be negative.

®	You believe stock prices of companies involved in the U.S. financial services sector held by the Index Fund will decrease on the Final Valuation Date.

®	You seek an investment that is 100% principal protected.

®	You are not willing to make an investment in which you could lose up to 100% of your principal amount.

®	You seek an investment the return of which is not limited to the pre-specified returns on Call Dates based upon an annualized return of at least 26.00%. The actual annualized return upon which the returns on Call Dates are based will be set on the Trade Date.

®	You are unable or unwilling to hold Notes that will be called on any Observation Date on which the closing price of one share of the Index Fund is at or above the Initial Share Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

®	You prefer to receive dividends paid on the equity securities held by the Index Fund.

®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

®	You seek current income from your investments.

®	You do not seek exposure to the U.S. financial services sector.

®	You are not willing or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

®	You seek investment in a listed product for which there will be a robust secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 of this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-3-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.

Principal Amount	$10 per Note (subject to a minimum
purchase of 100 Notes or $1,000)

Term	18 months, unless called earlier

Call Feature	The Notes will be called if the closing price of
one share of the Index Fund on any
Observation Date is at or above the Initial
Share Price.

Observation Dates	February 10, 2009
May 8, 2009
August 10, 2009
November 10, 2009
February 10, 2010
May 10, 2010 (Final Valuation Date)

Call Settlement	3 business days following the applicable
Dates	Observation Date.

Returns on Call	If the Notes are called, on a Call Settlement
Dates/Call Price	Date, investors will receive a cash payment
per $10 principal amount Note equal to the
Call Price for the applicable Observation
Date. The returns on Call Dates will be based
upon an annualized return of at least
26.00%. The actual annualized return upon
which the returns on Call Dates are based
will be determined on the Trade Date. The
table below assumes an annualized Call
Return of 26.00%).

	Return on	Call Price
Observation Date	Call Dates	(per $10)
February 10, 2009	6.50%	$10.65
May 8, 2009	13.00%	$11.30
August 10, 2009	19.50%	$11.95
November 10, 2009	26.00%	$12.60
February 10, 2010	32.50%	$13.25
May 10, 2010
(Final Valuation Date)	39.00%	$13.90

Payment at Maturity	If the Notes are not automatically called
(per $10 Note)	and the closing price of one share of the
Index Fund is not below the Trigger Price
on the Final Valuation Date, you will
receive a cash payment at maturity equal to
$10 per $10 principal amount Note.
If the Notes are not automatically called
and the closing price of one share of the
Index Fund is below the Trigger Price
on the Final Valuation Date, you will
receive a cash payment at maturity per $10
principal amount Note equal to:
$10 x (1 + Index Fund Return)
In this case, you may lose all or a substantial
portion of your principal amount, depending
on how much the closing price of one share
of the Index Fund decreases on the Final
Valuation Date.

Index Fund Return	Final Share Price – Initial Share Price
Initial Share Price

Initial Share Price	The closing price of one share of the Index
Fund on the Trade Date, divided by the Share
Adjustment Factor.

Final Share Price	The closing price of one share of the Index
Fund on the Final Valuation Date.

Share Adjustment	Set equal to 1.0 on the Trade Date, subject to
Factor	adjustment under certain circumstances.

Trigger Price	50% of the Initial Share Price.

closing price	The “closing price” of one share of the Index
Fund on any trading day will be the last
reported sale price, regular way of the principal
trading session on such day on the American
Stock Exchange, subject to adjustments.

Determining Payment upon Automatic Call or at Maturity

Your Notes are not fully principal protected. If the Notes are not automatically called and the closing price of one share of the Index Fund falls below the Trigger Price on the Final Valuation Date, the contingent protection is lost and at maturity your principal amount will be fully exposed to any decrease in the closing price of one share of the Index Fund.

Hypothetical Scenario Analysis and Examples upon Automatic Call or at Maturity

The scenario analysis and examples below are hypothetical and provided for illustration purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the closing price of one share of the Index Fund relative to the Initial Share Price. We cannot predict the Final Share Price or the closing price of one share of the Index Fund on any of the Observation Dates. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment upon an automatic call or at maturity for a $10 principal amount Note on a hypothetical offering of the Notes, based on the following assumptions (actual Initial Share Price, Trigger Price, the returns on Call Dates and Call Prices for the Notes will be set on the Trade Date):

Investment Term:	18 months (unless earlier called)
Hypothetical Initial Share Price:	$16.00*
Hypothetical Trigger Price:	$8.00* (50% of the Initial Share Price)

Hypothetical Returns on Call Dates and Call Prices:

Observation Dates	Call Returns*	Call Price*
February 10, 2009	6.50%	$10.65
May 8, 2009	13.00%	$11.30
August 10, 2009	19.50%	$11.95
November 10, 2009	26.00%	$12.60
February 10, 2010	32.50%	$13.25
Final Valuation Date (on or about May 10, 2010)	39.00%	$13.90

*	Based on a hypothetical return on Call Dates of 26.00% per annum.

Example 1—The closing price of one share of the Index Fund increases above the Initial Share Price to $18.00 on the first Observation Date. Because the closing price of one share of the Index Fund on the first Observation Date is at or above the Initial Share Price, the Notes are automatically called on the first Observation Date at the applicable Call Price of $10.65, representing a 6.50% return on the Notes.

Example 2—The closing price of one share of the Index Funds on the first five Observation Dates are each below the Initial Share Price and the closing price of one share of the Index Fund on the Final Valuation Date is at $20.00. Although the closing price of one share of the Index Fund on the first five Observation Dates are each below the Initial Share Price, the closing price of one share of the Index Fund on the Final Valuation Date is above the Initial Share Price, the Notes are automatically called on the Final Valuation Date at the applicable Call Price of $13.90, representing a 39.00% return on the Notes.

Example 3—The closing price of one share of the Index Fund is below the Initial Share Price on all six Observation Dates but the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date. On the Final Valuation Date the price of one share of the Index Fund closes at $11.00. Because the closing price of one share of the Index Fund on all six Observation Dates are each below the Initial Share Price, the Notes are not automatically called. Furthermore, because (i) the Notes are not called and (ii) the closing price of one share of the Index Fund has not declined below the Trigger Price on the Final Valuation Date, the investor will receive principal at maturity.

Example 4—The closing price of one share of the Index Fund is below the Initial Share Price on all six Observation Dates. In addition, the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date. The closing price of one share of the Index Fund is $6.00 on the Final Valuation Date. Because the closing price of one share of the Index Fund on all six Observation Dates are each below the Initial Share Price, the Notes are not automatically called. Furthermore, because the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, the investor loses its contingent principal protection and is fully exposed to any decline in the Final Share Price, as compared to the Initial Share Price. Therefore, the return on the Notes is -62.50%. Expressed as a formula:

Index Fund Return = (6 – 16.00) / 16.00 = -62.50%

Payment at Maturity = $10 + ($10 x – 62.50%) = $3.75

In this example, you would lose some of your principal amount at maturity.

If the Notes are not automatically called and the closing price of one share of the Index Fund decreases below the Trigger Price on the Final Valuation Date, the contingent protection feature is lost and you are fully exposed to any decreases in the closing price of one share of the Index Fund and you could lose some or all of your principal at maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-3-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the Notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the Notes should be treated as long-term capital gain or loss if you hold the Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-3-I.

Risks Relating to the Notes Generally

®	Your Investment in the Notes May Result in a Loss — If the Notes are not automatically called and the Final Share Price has declined below the Trigger Price on the Final Valuation Date, you will lose 1% of your principal for every 1% decline in the Final Share Price compared to the Initial Share Price.

®	Limited Return on the Notes — Your potential gain on the Notes will be limited to the applicable Call Price, regardless of the appreciation in the closing price of one share of the Index Fund, which may be significant. Because the closing price of one share of the Index Fund at various times during the term of the Notes could be higher than on the Call Dates and at maturity, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index Fund.

®	Your Contingent Protection May Terminate on the Final Valuation Date — If the Notes are not called and the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Index Fund. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price as compared to the Initial Share Price. If these Notes had a non-contingent protection feature, under the same scenario, you would have received the full principal amount of your Notes at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes non-contingent protection.

®	Contingent Principal Protection Only Applies if You Hold the Notes to Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have contingent protection for a decline in the Index Fund down to the Trigger Price. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

®	No Interest or Dividend Payment or Voting Rights — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

®	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity — While the payment on any Call Date or at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

®	No Assurances of a Flat or Bullish Environment — While the Notes are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

®	Lack of Liquidity — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

®	Credit of the Issuer — The Notes are senior unsecured debt obligations of the Issuer, JPMorgan Chase & Co., and are not either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

®	Reinvestment Risk — If your Notes are called early, the holding period over which you would receive the per annum return 26.00% (actual annualized return to be determined on trade date) could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the maturity date.

®	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

®	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your tax situation.

®	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the closing price of one share of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

	®	the expected volatility in the Index Fund;

	®	the time to maturity of the Notes;

	®	whether the closing price of one share of the Index Fund on the Final Valuation Date has declined below the Trigger Price;

	®	the dividend rate on the equity securities held by the Index Fund;

	®	interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;

	®	a variety of economic, financial, political, regulatory or judicial events; and

	®	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index Fund

®	The Performance of the Index Fund May Not Correlate to the Performance of the Underlying Index — The Index Fund will generally invest in all of the equity securities included in the Underlying Index. There may, however, be instances where SSgA Fund Management, Inc., which we refer to as SSgA, may choose to overweight another stock in the Underlying Index, purchase securities not included in the Underlying Index that SSgA believes area appropriate to substitute for a security included in the Underlying Index or utilize various combinations of other available investment techniques in seeking to track accurately the Underlying Index. In addition, the performance of the Index Fund will reflect additional transactional costs and fees that are not included in the calculation of the Underlying Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the American Stock Exchange, (“AMEX”) and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, performance of the Index Fund may not correlate with the performance of the Underlying Index. For additional information about the variation between the performance of the Index Fund and the performance of the Underlying Index, see the information set forth under The Financial Select Sector SPDR® Fund” in the accompanying product supplement no. UBS-3-I.

®	The Index Fund Is Concentrated in the Financial Services Sector — All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary line of business is directly associated with the financial services sector, including the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts.

Because the value of the Notes is linked to the performance of the Index Fund, an investment in these Notes will be concentrated in the financial services sector. Financial services companies are subject to extensive government regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts). As a result, the value of the Notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers.

®	You may be Exposed to Risks Relating to the Current Situation in the Financial Markets — Dramatic declines in the housing market during the prior year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write- downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including other financial institutions. The resulting lack of available credit, lack of confidence in t he financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect the financial services industry.

®	There are Risks Associated with the Index Fund — Although shares of the Index Fund are listed for trading on the AMEX and a number of similar products have been traded on the AMEX and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, SSgA is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that SSgA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, SSgA may invest up to 5% of the Index Fund’s assets in securities not included in the Underlying Index but which SSgA believes will help the Index Fund track the Underlying Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

®	The Anti-Dilution Protection for the Index Fund is Limited — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

®	We are Currently One of the Companies that Make Up the Index Fund — We are currently one of the issuers of the equity securities held by the Index Fund and included in the Underlying Index. As of October 31, 2008, approximately 12% of the Index Fund was held in our equity securities. To our knowledge, we are not currently affiliated with any of the other equity securities held by the Index Fund or included in the Underlying Index. As a result, we will have no ability to control the actions of the issuers of such other equity securities, including actions that could affect the value of the equity securities held by the Underlying Index or your Notes. None of the money you pay us will go to SSgA, or any of the issuers of the equity securities held by the Index Fund and none of those issuers will be involved in the offering of the Notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the Notes in taking any actions that might affect the value of your Notes.

The Financial Select Sector SPDR® Fund

The Financial Select Sector SPDR® Fund is an investment portfolio managed by SSgA Funds Management, Inc., the investment adviser to the Financial Select Sector SPDR® Fund. As discussed more fully in the accompanying product supplement no. UBS-3-I under the heading “The Financial Select Sector SPDR® Fund,” the Financial Select Sector SPDR® Fund The Financial Select Sector SPDR® Fund is an exchange-traded fund that trades on the AMEX under the ticker symbol “XLF.” The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the financial services sector, as represented by the Financial Select Sector Index. The Financial Select Sector Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts.

As of October 31, 2008, the Financial Select Sector SPDR® Fund included 85 companies. The Financial Select Sector SPDR® Fund’s three largest holdings are JPMorgan Chase & Co., Bank of America Corporation and Wells Fargo & Company.

You can obtain the closing price of one share of the Financial Select Sector SPDR® Fund at any time from the Bloomberg Financial Market page “XLF <Equity> <GO>”.

The graph below illustrates the performance of the Financial Select Sector SPDR® Fund from December 25, 1998 to October 31, 2008. The historical levels of the Financial Select Sector SPDR® Fund should not be taken as an indication of future performance.

Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The closing price of one share of the Financial Select Sector SPDR® Fund on November 4, 2008 was $16.50.

The information on the Financial Select Sector SPDR® Fund provided in this free writing prospectus should be read together with the discussion under the heading “Financial Select Sector SPDR® Fund” beginning on page PS-16 of the accompanying product supplement no. UBS-3-I. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-3-I.